

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 13, 2023

Scott Long
Chief Executive Officer
NileBuilt Corp. / WY
2701 E. Grauwyler Rd.
Building 1, DPT#1075
Irving, TX 75061

> **Re: NileBuilt Corp. / WY**
> **Amendment 1 to**
> **Offering Statement on Form 1-A**
> **Filed September 1, 2023**
> **File No. 024-12287**

Dear Scott Long:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 24, 2023 letter.

Amendment 1 to Offering Statement on Form 1-A

Dilution, page 19

1. We note your response to prior comment 5. Please revise your discussion of dilution to include the average effective cash contribution by the entities controlled by your officers and directors. To the extent that entities controlled by your officers and directors paid no cash consideration, please make that clear.

Exhibits

2. We partially reissue Comment 15. We note the corrections to the refiled exhibits but that

you have also filed additional exhibits. Please refile the new exhibits 6.4 and 6.5 in a proper text-searchable format. Please refer to Item 301 of Regulation S-T.

General

3.   We note your response to prior comment 16. We also note that you intend to focus on land acquisition and do not anticipate building in the first year. However, since you have yet to identify properties you intend to acquire using the net proceeds, your offering appears to constitute a blind-pool offering. Accordingly, as applicable, please provide disclosure consistent with the principles of Industry Guide 5, including prior performance disclosure, or tell us why such disclosure is not material.

You may contact Howard Efron at 202-551-3439 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Jeffrey Gabor at 202-551-2544 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Arden Anderson, Esq.